FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 1-7616

PIONEER CORPORATION

(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

SIGNATURES
Pioneer Announces Second-Quarter and Semiannual Results for Fiscal 2005
CONSOLIDATED FINANCIAL STATEMENTS
NON-CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: October 28, 2004	By	/s/ Kaneo Ito Kaneo Ito President and Representative Director

This report on Form 6-K contains the following:

1.	The announcement released by the Company to the press in Japan dated October 28, 2004, concerning its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the period ended September 30, 2004.

For Immediate Release
October 28, 2004

Pioneer Announces Second-Quarter and Semiannual Results for Fiscal 2005

TOKYO — Pioneer Corporation today announced its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the period ended September 30, 2004.

Consolidated Financial Highlights

	(In millions of yen except per share information)
	Three months			Six months
	ended September 30			ended September 30
			% to			% to
			prior			prior
	2004	2003	year	2004	2003	year
Operating revenue	¥181,560	¥167,513	108.4%	¥345,047	¥319,982	107.8%
Operating income	8,269	9,879	83.7	13,273	17,558	75.6
Income from continuing operations before income taxes	8,199	9,205	89.1	12,438	16,585	75.0
Income from continuing operations	3,312	4,807	68.9	4,809	7,836	61.4
Net income	¥3,312	¥9,536	34.7%	¥4,809	¥12,475	38.5%
Basic earnings per share:
Income from continuing operations	¥18.88	¥27.40		¥27.41	¥44.67
Income from discontinued operations, net of tax	—	26.96		—	26.44
Net income	¥18.88	¥54.36		¥27.41	¥71.11
Diluted earnings per share:
Income from continuing operations	¥16.99	¥27.39		¥24.45	¥44.66
Income from discontinued operations, net of tax	—	26.95		—	26.43
Net income	¥16.99	¥54.34		¥24.45	¥71.09

Note:	As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Previously reported amounts have been reclassified accordingly.

Consolidated Business Results
 The second quarter of fiscal 2005, ended September 30, 2004, resulted in consolidated operating revenue of ¥181,560 million (US$1,635.7 million), an 8.4% increase from the corresponding period in the previous year. Operating income was ¥8,269 million (US$74.5 million), a 16.3% decrease, and net income was ¥3,312 million (US$29.8 million), a 65.3% decrease. The average value of the yen was up 6.9% against the U.S. dollar and down 1.6% against the euro from the corresponding period in the previous year.

Home Electronics sales increased 6.7% to ¥71,717 million (US$646.1 million) from the corresponding period last year. In Japan, sales rose 29.6% to ¥21,809 million (US$196.5 million) primarily due to a large increase in sales of home-use plasma displays and DVD recorders, despite the decreased sales of recordable DVD drives for personal computers (PCs). Overseas sales were substantially the same as in the corresponding period last year at ¥49,908 million (US$449.6 million), reflecting a decline in sales of recordable DVD drives and audio products worldwide, as well as contraction of our digital cable TV set-top box business in North America, which offset an increase in sales of home-use plasma displays and DVD recorders worldwide.

Car Electronics sales amounted to ¥74,770 million (US$673.6 million), up 11.4% over the corresponding period in the previous year. In Japan, sales increased 14.3% to ¥29,453 million (US$265.3 million), reflecting increased car navigation system sales to automobile manufacturers, despite decreased sales of such systems to the consumer market. Overseas sales increased 9.6% to ¥45,317 million (US$408.3 million), primarily due to higher sales of car navigation systems in North America and Europe, audio products to automobile manufacturers in North America and car audio products in Asia and Central and South America.

Royalty revenue from Patent Licensing decreased 22.5% from the corresponding period in the previous year to ¥3,864 million (US$34.8 million). This was due to a decline in royalty revenue resulting from the expiration of the Company’s optical disc-related patents in certain areas.

Others sales increased 10.6% from the corresponding period in the previous year to ¥31,209 million (US$281.2 million). In Japan, sales were lower by 4.4%, at ¥13,882 million (US$125.1 million) primarily due to a decrease in sales of organic light-emitting diode (OLED) display panels and a sales shift from Japan to China of semiconductors related to laser pickups, despite the increase in sales of factory-automation (FA) systems. Overseas, sales were up 26.5% over the previous year to ¥17,327 million (US$156.1 million), primarily due to increased sales of devices for cellular phones and semiconductors related to laser pickups in China, as well as FA systems in Asia, despite decreased sales in North America and Europe of business-use plasma displays.

Operating income decreased 16.3% from the corresponding period of the previous year to ¥8,269 million (US$74.5 million). This decrease occurred despite increased net sales, and reflected decreased gross profit margin due to intensified price competition for our major products and decreased profit from patent licensing as a result of a decline in royalty revenue. Net income came to ¥3,312 million (US$29.8 million), a 65.3% decrease, due to decrease in operating income as well as absence of the ¥4,729 million income from discontinued operations recorded in the corresponding period of last year as a result of the sale of subsidiaries in the audio/video software business.

Semiannual results — Consolidated operating revenue for the six-month period ended September 30, 2004, was ¥345,047 million (US$3,108.5 million), a 7.8% increase compared with the corresponding period last year. Net income for the period decreased by 61.5% to ¥4,809 million (US$43.3 million).

Cash Flows
 Net cash provided by operating activities for the second quarter ended September 30, 2004 was ¥1,645 million (US$14.8 million), a decrease of ¥15,161 million from ¥16,806 million for the corresponding period of last year. In investing activities, ¥49,278 million was used mainly for the acquisition of a plasma display production subsidiary from NEC Corporation and purchase of fixed assets.

Dividend Policy and Interim Dividend
 The Company’s policy on dividends allows for continued and stable dividend payment. The Company determines the appropriate dividend amount, taking into consideration its financial condition, business results, internal reserves and other factors, all on a consolidated basis.

In line with this policy, an interim dividend of ¥12.5 (US$0.11) per share of common stock, the same amount as in the corresponding period last year, will be paid to the shareholders of record as of September 30, 2004 (Japan time).

Addressing Current Challenges
 The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, price competition beyond our projections in our major product categories, and exchange rate fluctuations. In order to achieve the medium-term management plan, the Company is concentrating resources on strategic businesses as described below to recover profits and improve efficiency.

In our plasma display business, we are working to build up capacity of the production system to meet fast-growing demand, thereby increasing profitability of the business. Our recently added fourth line has expanded our production capacity to approximately 600,000 units a year. Our new plant acquired from NEC Corporation in September 2004 further increased Pioneer’s plasma display production capacity, bringing it to a total of approximately 1,100,000 units a year.

In the DVD business, markets for DVD recorders, especially those with large-capacity hard disk drives (HDDs), and recordable DVD drives for PCs, are rapidly growing. On the other hand, price competition is getting harsher. To cope with the situation, we are advancing cost cutting, for example, by carrying out integrated production from laser pickups to finished products in China. We are also expanding sales of drive units of DVD recorders to other manufacturers.

In our car electronics business, we continue our efforts to strengthen our leadership in the consumer and OEM (original equipment manufacturing) markets. Our car navigation systems enjoy an excellent reputation in Japan, and we intend to expand this business in Europe and North America. In the car audio business, we plan to fortify our strong position with distinctive new products, and maintain earnest sales efforts in such growing markets as China and Central and South America.

Our drive to minimize operating costs and expenses worldwide continues. We are expanding production in China to reduce overall manufacturing costs; implementing an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue; and applying supply chain management to review and optimize inventory control worldwide, for everything from parts procurement to retailer supply, on a weekly basis. We believe that such initiatives help us return to growth in profitability and improve cash flows.

Business Forecasts for Fiscal 2005
 Assuming that the yen-U.S. dollar and the yen-euro exchange rates average ¥105 and ¥130, respectively, through the end of fiscal 2005, ending March 31, 2005, we have revised our consolidated business forecasts for fiscal 2005, from those announced in July 2004, as follows:

(In millions of yen)

	Revised projections	Previous projections	Results
	for fiscal 2005	for fiscal 2005	for fiscal 2004
Operating revenue	¥800,000	¥800,000	¥700,885
Operating income	27,000	50,000	43,719
Income before income taxes	25,000	48,000	41,848
Net income	¥10,000	¥25,000	¥24,838

The projection of operating revenue for fiscal 2005 stays unchanged. The acquisition of a plasma display production subsidiary from NEC Corporation in September 2004 is expected to increase operating revenue. However, reflecting intensified competition and falling prices in the markets, sales of DVD recorders and recordable DVD drives are not growing as previously projected, and in addition, the scheduled shipment to a new customer of OLED display panels is to be delayed until the next fiscal year.

The projections of operating income, income before income taxes and net income are revised downward, due to the decreased profit margins caused by the harsher competition and downward pressures on prices with the Company’s major lines of products, despite the efforts to lower costs in parts purchases and product manufacturing.

Corporate Policy
 Customer satisfaction is our highest priority. In keeping with Pioneer group’s philosophy to “Move the Heart and Touch the Soul,” we strive to develop and provide advanced, high-quality, value-added electronics products that deliver satisfaction, comfort and convenience, and create new forms of entertainment.

Accordingly, in August 1998 we devised a medium-term management plan, and set the following four business targets and two financial targets to be achieved by March 2006.

Business targets:

•     No. 1 in DVD worldwide
•     Establishing a business foundation for plasma displays and OLED displays
•     From stand-alone to network
•     Towards the key-device, key-technology business

Financial targets for fiscal year ending March 2006:

•     1.2 trillion yen of consolidated operating revenue
•     ROE (Return on Equity) in excess of 10%

Cautionary Statement with Respect to Forward-Looking Statements
 Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

Pioneer Corporation is one of the leading manufacturers of consumer- and business-use electronics products such as audio, video and car electronics on a global scale. Its shares are traded on the New York Stock Exchange (ticker symbol PIO), Euronext Amsterdam, Tokyo Stock Exchange, and Osaka Securities Exchange.

# # # # # #

The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥111=US$1.00, the approximate rate prevailing on September 30, 2004.

Attachments:

I.	Consolidated financial statements for the three months and the six months ended September 30, 2004
II.	Non-consolidated financial statements for the six months ended September 30, 2004

For further information, please contact:
Investor Relations Department, Corporate Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6774 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html

Pioneer Corporation and Subsidiaries

I.	CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS AND THE SIX MONTHS ENDED SEPTEMBER 30, 2004

(1)	OPERATING REVENUE BY SEGMENT

(In millions of yen)

	Three months ended September 30
	2004		2003		% to
		% to		% to	prior
	Amount	total	Amount	total	year
Domestic	¥21,809	12.0%	¥16,829	10.0%	129.6%
Overseas	49,908	27.5	50,379	30.1	99.1

Home Electronics	71,717	39.5	67,208	40.1	106.7

Domestic	29,453	16.2	25,766	15.4	114.3
Overseas	45,317	25.0	41,336	24.7	109.6

Car Electronics	74,770	41.2	67,102	40.1	111.4

Domestic	—	—	—	—	—
Overseas	3,864	2.1	4,986	3.0	77.5

Patent Licensing	3,864	2.1	4,986	3.0	77.5

Domestic	13,882	7.7	14,515	8.7	95.6
Overseas	17,327	9.5	13,702	8.1	126.5

Others	31,209	17.2	28,217	16.8	110.6

Domestic	65,144	35.9	57,110	34.1	114.1
Overseas	116,416	64.1	110,403	65.9	105.4

Total	¥181,560	100.0%	¥167,513	100.0%	108.4%

(In millions of yen)

	Six months ended September 30
	2004		2003		% to
		% to		% to	prior
	Amount	total	Amount	total	year
Domestic	¥35,664	10.3%	¥32,686	10.2%	109.1%
Overseas	88,020	25.5	85,597	26.8	102.8

Home Electronics	123,684	35.8	118,283	37.0	104.6

Domestic	61,784	17.9	57,110	17.8	108.2
Overseas	92,541	26.8	84,730	26.5	109.2

Car Electronics	154,325	44.7	141,840	44.3	108.8

Domestic	—	—	—	—	—
Overseas	6,739	2.0	8,404	2.6	80.2

Patent Licensing	6,739	2.0	8,404	2.6	80.2

Domestic	26,535	7.7	27,494	8.7	96.5
Overseas	33,764	9.8	23,961	7.4	140.9

Others	60,299	17.5	51,455	16.1	117.2

Domestic	123,983	35.9	117,290	36.7	105.7
Overseas	221,064	64.1	202,692	63.3	109.1

Total	¥345,047	100.0%	¥319,982	100.0%	107.8%

Pioneer Corporation and Subsidiaries

(2)	CONSOLIDATED STATEMENTS OF INCOME

(In millions of yen)

	Three months ended September 30
			% to
	2004	2003	prior year
Operating revenue:
Net sales	¥177,696	¥162,527	109.3%
Royalty revenue	3,864	4,986	77.5

Total operating revenue	181,560	167,513	108.4

Operating costs and expenses:
Cost of sales	133,601	115,455	115.7
Selling, general and administrative	39,690	42,179	94.1

Total operating costs and expenses	173,291	157,634	109.9

Operating income from continuing operations	8,269	9,879	83.7
Other income (expenses):
Interest income	432	319	135.4
Foreign exchange loss	(228)	(489)	46.6
Interest expense	(315)	(746)	42.2
Other—net	41	242	16.9

Total other income (expenses)	(70)	(674)	10.4

Income from continuing operations before income taxes	8,199	9,205	89.1
Income taxes	3,937	3,832	102.7
Minority interest in earnings of subsidiaries	(270)	(282)	95.7
Equity in losses of affiliated companies	(680)	(284)	239.4

Income from continuing operations	3,312	4,807	68.9
Income from discontinued operations, net of tax	—	4,729	—

Net income	¥3,312	¥9,536	34.7%

(In millions of yen)

	Six months ended September 30
			% to
	2004	2003	prior year
Operating revenue:
Net sales	¥338,308	¥311,578	108.6%
Royalty revenue	6,739	8,404	80.2
Total operating revenue	345,047	319,982	107.8

Operating costs and expenses:
Cost of sales	250,878	219,328	114.4
Selling, general and administrative	80,896	83,096	97.4

Total operating costs and expenses	331,774	302,424	109.7

Operating income from continuing operations	13,273	17,558	75.6
Other income (expenses):
Interest income	790	730	108.2
Foreign exchange loss	(1,161)	(1,005)	115.5
Interest expense	(689)	(1,186)	58.1
Other—net	225	488	46.1

Total other income (expenses)	(835)	(973)	85.8

Income from continuing operations before income taxes	12,438	16,585	75.0
Income taxes	5,544	6,820	81.3
Minority interest in earnings of subsidiaries	(560)	(168)	333.3
Equity in losses of affiliated companies	(1,525)	(1,761)	86.6

Income from continuing operations	4,809	7,836	61.4
Income from discontinued operations, net of tax	—	4,639	—

Net income	¥4,809	¥12,475	38.5%

Pioneer Corporation and Subsidiaries

(3)	CONSOLIDATED BALANCE SHEETS

(In millions of yen)

	September 30			March 31
			Increase/		Increase/
	2004	2003	(Decrease)	2004	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥123,936	¥137,936	¥(14,000)	¥192,419	¥(68,483)
Trade receivables, less allowance	119,863	102,912	16,951	112,055	7,808
Inventories	135,504	110,316	25,188	107,806	27,698
Others	74,711	65,763	8,948	67,508	7,203

Total current assets	454,014	416,927	37,087	479,788	(25,774)

Investments and long-term receivables	29,553	28,360	1,193	33,725	(4,172)
Property, plant and equipment, less depreciation	208,964	154,319	54,645	156,201	52,763
Intangible assets	25,590	17,403	8,187	18,966	6,624
Other assets	39,015	42,817	(3,802)	33,862	5,153

Total assets	¥757,136	¥659,826	¥97,310	¥722,542	¥34,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥40,615	¥35,594	¥5,021	¥27,837	¥12,778
Trade payables	103,031	78,526	24,505	79,439	23,592
Others	104,554	108,607	(4,053)	116,022	(11,468)

Total current liabilities	248,200	222,727	25,473	223,298	24,902

Long-term debt	87,397	28,528	58,869	89,691	(2,294)
Other long-term liabilities	58,909	71,944	(13,035)	58,771	138
Minority interests	18,281	17,728	553	17,844	437
Shareholders’ equity:
Common stock	49,049	49,049	—	49,049	—
Capital surplus	82,612	82,294	318	82,464	148
Retained earnings	276,334	263,548	12,786	273,718	2,616
Accumulated other comprehensive loss	(53,185)	(65,535)	12,350	(61,829)	8,644
Treasury stock	(10,461)	(10,457)	(4)	(10,464)	3

Total shareholders’ equity	344,349	318,899	25,450	332,938	11,411

Total liabilities and shareholders’ equity	¥757,136	¥659,826	¥97,310	¥722,542	¥34,594

Breakdown of accumulated other comprehensive income (loss)
Minimum pension liability adjustments	¥(21,714)	¥(31,578)	¥9,864	¥(22,930)	¥1,216
Net unrealized holding gain on securities	7,516	5,715	1,801	9,103	(1,587)
Cumulative foreign currency translation adjustments	(38,987)	(39,672)	685	(48,002)	9,015

Total accumulated other comprehensive income (loss)	¥(53,185)	¥(65,535)	¥12,350	¥(61,829)	¥8,644

Pioneer Corporation and Subsidiaries

(4)	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of yen)

				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders'
	Stock	Surplus	Earnings	Loss	Stock	Equity
Balance at March 31, 2003	¥49,049	¥82,159	¥253,266	¥(55,629)	¥(10,452)	¥318,393
Net income			24,838			24,838
Other comprehensive loss				(6,200)		(6,200)
Value ascribed to stock options		305				305
Cash dividends (¥25 per share)			(4,386)			(4,386)
Purchase and sales of treasury stock, net					(12)	(12)

Balance at March 31, 2004	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938
Net income			4,809			4,809
Other comprehensive income				8,644		8,644
Value ascribed to stock options		147				147
Cash dividends (¥12.5 per share)			(2,193)			(2,193)
Purchase and sales of treasury stock, net		1			3	4

Balance at September 30, 2004	¥49,049	¥82,612	¥276,334	¥(53,185)	¥(10,461)	¥344,349

(5)	CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen)

	Three months ended		Six months ended
	September 30		September 30
	2004	2003	2004	2003
I. Operating activities:
Net income	¥3,312	¥9,536	¥4,809	¥12,475
Income from discontinued operations, net of tax	—	(4,729)	—	(4,639)
Depreciation and amortization	10,778	9,824	21,287	18,843
(Increase) decrease in trade receivables	(8,194)	(8,000)	415	922
Increase in inventories	(6)	(6,074)	(18,814)	(20,984)
Increase (decrease) in trade payables	(76)	5,894	7,168	15,064
Increase (decrease) in other accrued liabilities	1,545	13,157	(11,185)	5,105
Other	(5,714)	(2,802)	(7,711)	(3,675)

Net cash provided by (used in) operating activities	1,645	16,806	(4,031)	23,111

II. Investing activities:
Payment for purchase of fixed assets	(12,646)	(17,161)	(26,284)	(28,121)
Payment for purchase of subsidiary	(36,615)	—	(36,615)	—
Other	(17)	3,301	338	3,623

Net cash used in investing activities	(49,278)	(13,860)	(62,561)	(24,498)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	1,035	3,976	(3,034)	4,610
Dividends paid	—	—	(2,193)	(1,754)
Other	(220)	(2)	(323)	(191)

Net cash provided by (used in) financing activities	815	3,974	(5,550)	2,665

Effect of exchange rate changes on cash and cash equivalents	1,792	(5,784)	3,659	(5,822)
Net increase (decrease) in cash and cash equivalents	(45,026)	1,136	(68,483)	(4,544)
Cash and cash equivalents, beginning of period	168,962	136,800	192,419	142,480

Cash and cash equivalents, end of period	¥123,936	¥137,936	¥123,936	¥137,936

Free cash flow (I + II)	¥(47,633)	¥2,946	¥(66,592)	¥(1,387)

Pioneer Corporation and Subsidiaries

(6)	SEGMENT INFORMATION

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.

<Business Segments>

(In millions of yen)

	Three months ended September 30
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥72,226	¥405	¥67,259	¥765	107.4%	52.9%
Car Electronics	75,401	4,620	67,407	6,205	111.9	74.5
Patent Licensing	4,318	3,843	5,520	4,930	78.2	78.0
Others	42,970	937	37,472	893	114.7	104.9

Total	194,915	9,805	177,658	12,793	109.7	76.6
Corporate and eliminations	(13,355)	(1,536)	(10,145)	(2,914)	—	—

Consolidated	¥181,560	¥8,269	¥167,513	¥9,879	108.4%	83.7%

(In millions of yen)

	Six months ended September 30
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥124,722	¥(3,389)	¥118,920	¥(3,599)	104.9%	—%
Car Electronics	155,002	10,877	142,491	14,115	108.8	77.1
Patent Licensing	7,580	6,767	9,373	8,219	80.9	82.3
Others	80,225	1,441	69,146	159	116.0	906.3

Total	367,529	15,696	339,930	18,894	108.1	83.1
Corporate and eliminations	(22,482)	(2,423)	(19,948)	(1,336)	—	—

Consolidated	¥345,047	¥13,273	¥319,982	¥17,558	107.8%	75.6%

<Geographic Segments>

(In millions of yen)

	Six months ended September 30
	2004		2003		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Japan	¥292,347	¥6,553	¥262,900	¥6,343	111.2%	103.3%
North America	84,058	3,245	86,686	8,607	97.0	37.7
Europe	66,208	(1,063)	62,499	(341)	105.9	—
Other Regions	143,206	3,842	131,635	4,393	108.8	87.5

Total	585,819	12,577	543,720	19,002	107.7	66.2
Corporate and eliminations	(240,772)	696	(223,738)	(1,444)	—	—

Consolidated	¥345,047	¥13,273	¥319,982	¥17,558	107.8%	75.6%

Pioneer Corporation and Subsidiaries

Notes:

1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.	The consolidated financial statements include the accounts of the parent company and 128 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.

3.	As a result of the sales of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sales, as well as the operating results of the discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Reclassifications have been made to consolidated statements of cash flows and segment information to conform to this presentation.

4.	At the year end of fiscal 2004, the Company changed business segment classification for certain businesses. Results related to recordable DVD drives have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.

Pioneer Corporation—Parent Company Only

II.	NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2004

(1)	SALES BY PRODUCT GROUP

(In millions of yen)

	Six months ended September 30
	2004		2003
		% to		% to	% to
	Amount	total	Amount	total	prior year
Domestic	¥30,534	13.0%	¥26,491	12.2%	115.3%
Export	70,140	30.0	67,725	31.5	103.6

Home Electronics	100,674	43.0	94,217	43.7	106.9

Domestic	60,907	26.1	55,788	25.9	109.2
Export	62,084	26.5	55,195	25.5	112.5

Car Electronics	122,991	52.6	110,984	51.4	110.8

Domestic	2,830	1.2	3,434	1.6	82.4
Export	7,542	3.2	7,167	3.3	105.2

Others	10,373	4.4	10,601	4.9	97.8

Domestic	94,272	40.3	85,715	39.7	110.0
Export	139,767	59.7	130,088	60.3	107.4

Total	¥234,039	100.0%	¥215,803	100.0%	108.5%

(2)	CONDENSED STATEMENTS OF OPERATIONS

(In millions of yen)

	Six months ended September 30
	2004		2003
		% to		% to
	Amount	net sales	Amount	net sales
Net sales	¥234,039	100.0%	¥215,803	100.0%
Cost of sales	191,874	82.0	168,143	77.9
Selling, general and administrative expenses	41,981	17.9	44,227	20.5

Operating income	183	0.1	3,432	1.6
Non-operating income (expenses)—net	2,098	0.9	132	0.1

Ordinary income	2,282	1.0	3,565	1.7
Other expenses—net	(0)	(0.0)	(6,050)	(2.8)

Income (loss) before income taxes	2,281	1.0	(2,485)	(1.2)
Income taxes	141	0.1	(1,418)	(0.7)

Net income (loss)	¥2,140	0.9%	¥(1,066)	(0.5%)

Pioneer Corporation—Parent Company Only

(3)	CONDENSED BALANCE SHEETS

(In millions of yen)

	September 30		March 31
	2004	2003	2004
ASSETS
Current assets:
Cash	¥33,829	¥29,100	¥73,134
Notes and accounts receivable—trade	38,018	37,899	43,582
Marketable securities	18,683	18,782	32,685
Inventories	34,733	29,874	31,183
Other current assets	64,070	30,992	27,781

Total current assets	189,336	146,650	208,368
Fixed assets:
Tangible	48,282	39,443	42,913
Intangible	21,335	16,769	20,075
Investments and others	204,768	190,020	190,207

Total fixed assets	274,386	246,233	253,196

Total assets	¥463,722	¥392,883	¥461,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes and accounts payable—trade	¥50,129	¥45,533	¥40,987
Accrued expenses	34,730	38,348	40,953
Other current liabilities	26,766	10,017	12,123

Total current liabilities	111,627	93,898	94,064
Long-term liabilities	76,100	28,996	90,074

Total liabilities	187,727	122,895	184,139
Shareholders’ equity	275,995	269,988	277,425

Total liabilities and shareholders’ equity	¥463,722	¥392,883	¥461,564